Exhibit 12.1
KOHL'S CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Six Months Ended
	August 3, 2013	July 28, 2012
Earnings
Income before income taxes	$601	$616
Fixed charges	255	244
Less: interest capitalized during period	—	(1)
	$856	$859
Fixed Charges
Interest (expensed or capitalized)	$167	$166
Portion of rent expense representation of interest	87	77
Amortization of deferred financing fees	1	1
	$255	$244
Ratio of earnings to fixed charges	3.4	3.5